UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
          _________________________________________________________

                                  FORM 11-K

                    FOR ANNUAL REPORTS OF EMPOLOYEE STOCK
                     REPURCHASE SAVINGS AND SIMILAR PLANS
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                                 (Mark One):

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2004
                 -------------------------------------------

                                      OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to ___________

                       Commission File Number: 0-14112
                                               -------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Jack Henry & Associates, Inc.
                                663 Highway 60
                                 P.O. Box 807
                            Monett, Missouri 65708

                             REQUIRED INFORMATION

      The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

      1. Statement of Net Assets Available for Plan Benefits at December 31, 2004, and 2003.

      2. Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2004.


 EXHIBIT

   23.  Consent of Independent Registered Public Accounting Firm



                                  SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   JACK HENRY & ASSOCIATES, INC.
                                   401(K) RETIREMENT SAVINGS PLAN


                               By: /s/ Kevin D. Williams
                                  ------------------------------------------
                                  Kevin D. Williams, Chief Financial Officer

 Date: June 28, 2005

                     Jack Henry & Associates, Inc.
                     401(k) Retirement Savings Plan

                     Financial Statements as of
                     December 31, 2004 and 2003 and for the
                     Year Ended December 31, 2004,
                     Supplemental Schedule as of
                     December 31, 2004 and
                     Report of Independent Registered Public
                     Accounting Firm

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN


 TABLE OF CONTENTS
 ----------------------------------------------------------------------------

                                                                    Page

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM              1

 FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
    as of December 31, 2004 and 2003                                  2

  Statement of Changes in Net Assets Available for Plan
    Benefits for the Year Ended December 31, 2004                     3

  Notes to Financial Statements                                      4-7

 SUPPLEMENTAL SCHEDULE:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of
    Assets (Held at Year End)                                         8

 Other supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


 To the Board of Trustees
 Jack Henry & Associates, Inc.
 401(k) Retirement Savings Plan:

 We have audited the accompanying statements of net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ DELOITTE & TOUCHE LLP

 St. Louis, Missouri
 June 24, 2005

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AS OF DECEMBER 31, 2004 AND 2003
 ----------------------------------------------------------------------------

                                                        2004          2003

 ASSETS - Investments                              $ 89,124,010  $ 72,806,980
                                                    -----------   -----------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 89,124,010  $ 72,806,980
                                                    ===========   ===========

 See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
 FOR THE YEAR ENDED DECEMBER 31, 2004
 ----------------------------------------------------------------------------

 ADDITIONS:
   Employer contributions                                        $  4,709,129
   Participant contributions                                        8,898,815
   Rollover accounts for new Plan participants                        976,658
   Net appreciation in fair value of investments                    3,302,375
   Interest and dividends                                           1,209,687
   Loan interest                                                       57,273
                                                                  -----------
            Total additions                                        19,153,937
                                                                  -----------
 DEDUCTIONS:
   Administrative expenses                                              3,225
   Distributions to participants                                    2,833,682
                                                                  -----------
            Total deductions                                        2,836,907
                                                                  -----------

 NET ADDITIONS                                                     16,317,030

 NET ASSETS AVAILABLE FOR PLAN BENEFITS - Beginning of year        72,806,980
                                                                  -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS - End of year            $ 89,124,010
                                                                  ===========

   See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN


 NOTES TO FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004
 ----------------------------------------------------------------------------

 1. DESCRIPTION OF PLAN

    The following description of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    General-The Plan is a defined contribution, 401(k) plan covering employees of Jack Henry & Associates, Inc. (the "Company") who have attained the age of 18. To be eligible to receive the Company match and discretionary contribution employees must complete six months of service. The Company is the Plan Administrator and has appointed a trustee to hold and invest Plan assets. Diversified Investment Advisors is the Plan administrator and Investor's Bank and Trust is the Plan trustee. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    Investments-Participants direct the investment of their contributions and employee contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, a money market fund, fourteen mutual funds and a guaranteed separate account fund as investment options for participants.

    Contributions-Participants may contribute up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code. The Company matches 100% of participant contributions up to a maximum match of the lessor of 5% of the participant's annual compensation or $5,000. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2004 could not exceed $13,000. However, in 2004, if a participant reached age 50 by December 31, 2004, they were able to contribute an additional $3,000 "catch up" contribution to the Plan on a pre-tax basis.

    In addition, the Company may make a special discretionary contribution. The amount of the discretionary contribution is determined by the Company. Participants must have 1,000 hours of service during the year to share in any discretionary contributions. There were no discretionary contributions in 2004.

    Vesting-Participants are immediately vested in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portions of their accounts is based on years of continuous service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.

    Benefits-Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account at either the time of termination or at the end of the Plan year. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

    Participant Loans-Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to a maximum of, the lesser of $50,000 less the amount of highest outstanding loan balance in the previous 12 months or 50% of their vested account balances. Loan terms range from one to five years, unless the loan is going to be used to purchase the participant's principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (ranging from 4.25% to 12.15% as of December 31, 2004), as determined by the Plan administrator. Principal and interest are paid through payroll deductions. Participants may elect to maintain their loan subsequent to their termination.

    Benefits Payable-Benefits are recorded when paid. As of December 31, 2004 and 2003 distributions payable to Plan participants was zero.

    Forfeited Accounts-At December 31, 2004 and 2003, forfeited nonvested accounts totaled $5,934 and $1,988, respectively. These accounts will be used first as restoration of participant's forfeitures, then as offset to Plan expenses, then as a reduction to future discretionary contributions.

 2. SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting-The financial statements of the Plan are prepared on the accrual basis.

    Investment Valuation and Income Recognition-Investments are stated at fair value, which is determined using public market quotations if available. Non-publicly traded investments (Diversified Investment Advisors-Managed Stability-Stable 5 Fund) have been reported based on values provided by the Plan trustee. Participant loans are reported at cost, which approximates fair value.

    The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Basis of Allocation-Investment income and gain or loss on investments are allocated to the participants based on the participant's account balance. Discretionary contributions, if any, are allocated based on eligible compensation.

    Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

 3. INVESTMENTS

    The Plan's deposits are maintained in money market accounts until the deposits are allocated to the participant directed funds based on the participant's percentage allocation election. The participant can elect direction of investments upon entering the Plan and may change the direction of investment options on a daily basis. Unless directed otherwise by participants, employer matching and discretionary contributions will be allocated in the same manner as employee contributions.

    The components of the Plan's individual investments which represent 5% or more of the Plan's net assets available for benefits at December 31, 2004 and 2003 are as follows:

                                                         2004         2003

     Common stock - Jack Henry & Associates, Inc. $25,257,656 $25,122,943 Diversified Investment Advisors -
       Equity Growth Fund                             12,678,838   11,245,306
     Diversified Investment Advisors -
       Growth and Income Fund                         10,978,024    9,708,619
     Diversified Investment Advisors -
       Managed Stability - Stable 5 Fund               8,543,608    7,536,685
     Diversified Investment Advisors -
       Value and Income Fund                           5,195,406      451,967


    During 2004 the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated), as follows:

     Diversified Investment Advisors - Growth and Income Fund     $   940,333
     Diversified Investment Advisors - Equity Growth Fund             839,205
     Diversified Investment Advisors - Value and Income Fund          451,967
     Diversified Investment Advisors - Long Horizon Strategic
                                       Allocation Fund                352,328
     Diversified Investment Advisors - Special Equity Fund            310,195
     Diversified Investment Advisors - International Equity Fund      263,345
     Diversified Investment Advisors - Midcap Value Fund              230,130
     Diversified Investment Advisors - Intermediate/Long Horizon
                                       Strategic Allocation Fund      201,871
     Diversified Investment Advisors - Stock Index Fund               121,196
     Diversified Investment Advisors - Intermediate Horizon
                                       Strategic Allocation Fund       78,729
     Diversified Investment Advisors - Short/Intermediate Horizon
                                       Strategic Allocation Fund       19,204
     Diversified Investment Advisors - Short Horizon Strategic
                                       Allocation Fund                 15,859
     Diversified Investment Advisors - Core Bond Fund                    (434)
     Diversified Investment Advisors - Intermediate Government
                                       Bond Fund                       (9,326)
     Common stock - Jack Henry & Associates, Inc.                    (512,227)
                                                                   ----------
                                                                  $ 3,302,375
                                                                   ==========

 4. TRANSACTIONS WITH PARTIES-IN-INTEREST

    During 2004, the Plan received approximately $200,205 in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

 5. PLAN TERMINATION

    Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in their accounts.

 6. TAX STATUS

    Effective July 1, 2002, the Plan adopted the Diversified Investment Advisors, Inc. 401(k) profit sharing prototype plan document. Diversified Investment Advisors, Inc.'s plan document received a favorable Internal Revenue Service opinion letter on November 19, 2001. The plan administrator believes that the Plan, as adopted, is designed and is being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                  * * * * * *

 JACK HENRY & ASSOCIATES, INC.
 401(k) RETIREMENT SAVINGS PLAN

 FORM 5500, SCHEDULE H, PART IV, LINE 4i -
 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
 AS OF DECEMBER 31, 2004
 ----------------------------------------------------------------------------

 Description of Investment                                         Fair Value

 *Diversified Investment Advisors - Money Market Fund             $ 1,143,693

 *Common stock - Jack Henry & Associates, Inc. (1,875,494 units)   25,257,656

 *Diversified Investment Advisors - Equity Growth Fund
                                    (1,840,180 units)              12,678,838

 *Diversified Investment Advisors - Growth and Income Fund
                                    (1,728,823 units)              10,978,024

 *Diversified Investment Advisors - Managed Stability -
                                    Stable 5 Fund                   8,543,608

 *Diversified Investment Advisors - Value and Income Fund
                                    (450,599 units)                 5,195,406

 *Diversified Investment Advisors - Long Horizon Strategic
                                    Allocation Fund
                                    (483,221 units)                 4,179,858

 *Diversified Investment Advisors - Core Bond Fund
                                    (198,285 units)                 2,087,945

 *Diversified Investment Advisors - Intermediate/Long Horizon
                                    Strategic Alloc Fund
                                    (337,033 units)                 3,107,443

 *Diversified Investment Advisors - Short Horizon Strategic
                                    Allocation Fund
                                    (142,794 units)                 1,475,062

 *Diversified Investment Advisors - Intermediate Horizon
                                    Strategic Allocation Fund
                                    (164,648 units)                 3,170,511

 *Diversified Investment Advisors - Special Equity Fund
                                    (296,587 units)                   831,185

 *Diversified Investment Advisors - Short/Intermediate
                                    Strategic Allocation Fund
                                    (86,222 units)                  1,583,916

 *Diversified Investment Advisors - International Equity Fund
                                    (243,781 units)                 2,057,515

 *Diversified Investment Advisors - Intermediate Government
                                    Bond Fund
                                    (97,794 units)                    944,693

 *Diversified Investment Advisors - Mid Cap Value Fund
                                    (229,295 units)                 3,405,025

 *Diversified Investment Advisors - Stock Index Fund
                                    (215,997 units)                 1,747,414

 *Notes receivable from participants (interest rates ranging
   from 4.25% to 12.15%; maturity dates from 2005 to 2020)            730,284

  AUSA General Insurance Account                                        5,934
                                                                   ----------
     TOTAL                                                        $89,124,010
                                                                   ==========

 * Represents a party-in-interest to the Plan.